Exhibit 99.3

DHX Media Ltd.

Unaudited Interim Condensed Consolidated

Financial Statements

September 30, 2019

(expressed in thousands of Canadian dollars)

November 6, 2019

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed) “Eric Ellenbogen”	(signed) “Aaron Ames”
Chief Executive Officer	Chief Financial Officer
New York, New York	Toronto, Ontario

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Balance Sheet

As at September 30, 2019 and June 30, 2019

(expressed in thousands of Canadian dollars)

	September 30, 2019	June 30, 2019
	$	$
Assets

Current assets

Cash	39,647	39,999
Amounts receivable (note 4)	263,649	265,710
Prepaid expenses and other	8,495	7,182
Investment in film and television programs (note 5)	148,841	148,561
	460,632	461,452

Long-term amounts receivable (note 4)	19,510	14,318
Acquired and library content (note 6)	115,797	118,247
Property and equipment (note 3)	43,784	19,352
Intangible assets	467,111	465,832
Goodwill	239,600	239,754
	1,346,434	1,318,955
Liabilities

Current liabilities
Accounts payable and accrued liabilities	121,357	103,487
Deferred revenue	63,305	64,299
Interim production financing (note 7)	84,289	92,448
Current portion of lease liabilities (note 3)	9,836	3,115
Current portion of long-term debt (note 7)	—	7,892
	278,787	271,241

Long-term debt (note 7)	528,128	519,989
Long-term lease liabilities (note 3)	28,273	3,072
Other long-term liabilities	4,042	8,269
Deferred income taxes (note 8)	16,387	16,406
	855,617	818,977

Shareholders’ Equity
Equity attributable to shareholders of the Company	228,058	243,033
Non-controlling interest	262,759	256,945
	490,817	499,978
	1,346,434	1,318,955

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the three month periods ended September 30, 2019 and 2018

(expressed in thousands of Canadian dollars)

	Common shares	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Non-controlling interest	Total
	$	$	$	$	$	$
Balance - June 30, 2018	305,167	29,060	(14,618)	(4,531)	85,714	400,792
Adoption of IFRS 9	—	—	—	(1,049)	—	(1,049)
Adoption of IFRS 15	—	—	481	(5,823)	—	(5,342)
Balance - July 1, 2018	305,167	29,060	(14,137)	(11,403)	85,714	394,401
Net (loss) income	—	—	—	(2,350)	5,687	3,337
Other comprehensive loss	—	—	(10,623)	—	—	(10,623)
Comprehensive (loss) income	—	—	(10,623)	(2,350)	5,687	(7,286)
Common shares issued	247	(385)	—	—	—	(138)
Share-based compensation	—	374	—	—	—	374
Disposal of interest in subsidiary, net of transaction costs and taxes	—	—	—	34,096	174,596	208,692
Balance - September 30, 2018	305,414	29,049	(24,760)	20,343	265,997	596,043

Balance - June 30, 2019	307,158	29,238	(19,982)	(73,381)	256,945	499,978
Net (loss) income for the period	—	—	—	(16,014)	8,710	(7,304)
Other comprehensive income	—	—	170	—	3,000	3,170
Comprehensive income (loss)	—	—	170	(16,014)	11,710	(4,134)
Common shares issued	261	(261)	—	—	—	—
Share-based compensation (note 9)	—	869	—	—	—	869
Distributions to non-controlling interests	—	—	—	—	(5,896)	(5,896)
Balance - September 30, 2019	307,419	29,846	(19,812)	(89,395)	262,759	490,817

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Income (Loss)

For the three month periods ended September 30, 2019 and 2018

(expressed in thousands of Canadian dollars, except for amounts per share)

	September 30, 2019	September 30, 2018
	$	$
Revenues (note 17)	112,257	104,038
Expenses (note 11)
Direct production costs and expense of film and television produced	62,889	61,284
Amortization of acquired and library content (note 6)	2,975	3,574
Amortization of property and equipment and intangible assets	5,667	5,385
Reorganization, development and other	7,784	1,888
Selling, general and administrative	21,990	19,187
Finance costs, net (note 10)	11,725	19,273
Change in fair value of embedded derivative	1,200	(4,800)
Foreign exchange loss (gain)	5,257	(2,434)
	119,487	103,357
(Loss) income before income taxes	(7,230)	681

Provision for (recovery of) income taxes
Current income taxes (note 8)	25	270
Deferred income taxes (note 8)	49	(2,926)

	74	(2,656)

Net (loss) income	(7,304)	3,337
Net income attributable to non-controlling interests	8,710	5,687
Net loss attributable to shareholders of the Company	(16,014)	(2,350)
Basic loss per common share (note 13)	(0.12)	(0.02)
Diluted loss per common share (note 13)	(0.12)	(0.02)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Income (Loss)

For the three month periods ended September 30, 2019 and 2018

(expressed in thousands of Canadian dollars, except for amounts per share)

	September 30, 2019	September 30, 2018
	$	$
Net (loss) income	(7,304)	3,337

Other comprehensive income (loss)

Items that may be subsequently reclassified to the statement of (loss) income
Foreign currency translation adjustment	3,170	(10,623)

Comprehensive loss	(4,134)	(7,286)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Income (Loss)

For the three month periods ended September 30, 2019 and 2018

(expressed in thousands of Canadian dollars, except for amounts per share)

	September 30, 2019	September 30, 2018
	$	$
Cash provided by (used in)

Operating activities
Net (loss) income for the period	(7,304)	3,337
Charges (credits) not involving cash
Amortization of property and equipment	3,165	1,761
Amortization of intangible assets	2,502	3,624
Amortization of acquired and library content (note 6)	2,975	3,574
Amortization of deferred financing fees (note 10)	888	938
Unrealized foreign exchange loss (gain)	5,723	(3,897)
Share-based compensation (note 9)	869	374
Write-down of term facility unamortized issue costs (note 7)	200	7,320
Accretion expense (note 10)	1,262	670
Change in fair value of embedded derivative	1,200	(4,800)
Deferred tax expense (recovery)	49	(2,926)
Interest paid on lease liabilities	(555)	(176)
Net investment in film and television programs (note 16)	(2,044)	(3,053)
Net change in non-cash balances related to operations (note 16)	9,773	(16,771)
Cash provided by (used in) operating activities	18,703	(10,025)

Financing activities
Common shares issued, net of withholding taxes	—	(138)
Repayment of bank indebtedness	—	(6,850)
(Repayment of) proceeds from interim production financing	(8,159)	5,833
Proceeds on sale of interest in a subsidiary, net of cash fees paid	—	229,088
Repayment of long-term debt and lease liabilities (note 16)	(10,479)	(213,675)
Cash (used in) provided by financing activities	(18,638)	14,258

Investing activities
Acquisition of property and equipment	(299)	(266)
Acquisition of intangible assets	(163)	(3,911)
Cash used in investing activities	(462)	(4,177)

Effect of foreign exchange rate changes on cash	45	(320)

Net change in cash during the period	(352)	(264)

Cash - Beginning of the period	39,999	46,550

Cash - End of the period	39,647	46,286

Supplemental information (note 16)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbol DHX. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets; licenses its brands in the domestic and international markets; broadcasts films and television programs in the domestic market; and manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 5657 Spring Garden Road, Unit 505, Halifax, Nova Scotia, B3J 3R4.

2	Basis of preparation

These unaudited interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of International Accounting Standard ("IAS") 34, Interim Financial Reporting, and follow the same accounting policies as those used in the Company's most recent audited annual consolidated financial statements, except for the new accounting policies adopted and described in note 3. These unaudited interim condensed consolidated financial statements do not include all the disclosures included in the Company's audited annual consolidated financial statements. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements have been authorized for issuance by the Board of Directors on November 5, 2019.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2019, except for the new and amended accounting standards adopted and described below.

New and amended standards adopted

i)	IFRS 16, Leases ("IFRS 16")

Effective July 1, 2019, the Company adopted IFRS 16, Leases ("IFRS 16"), which introduced a single accounting model and eliminated the existing distinction between operating and finance leases for lessees. The standard required a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for all leases, with limited exceptions. The Company adopted IFRS 16 using the modified retrospective method, which resulted in no restatement to prior reporting periods presented and no adjustment to opening retained earnings as at July 1, 2019. Existing finance leases under the previous standard continued to be classified as finance leases under IFRS 16.

The Company elected to apply the following practical expedients on adoption:

•	Consider contracts determined to be leases under IAS 17, Leases ("IAS 17") as leases under IFRS 16;
•	Measure all right-of-use assets and lease liabilities, regardless of commencement date, using discount rates as of July 1, 2019;
•	Retain prior assessment of onerous lease contracts under IAS 37, provision, contingent liabilities and contingent assets, rather than re-performing an impairment review;
•	Exclude initial direct costs from the measurement of the right-of-use asset on the date of initial application;
•	Continue to treat certain leases with a remaining term of 12 months or less from July 1, 2019, and low-value leases using the previous method of accounting under IAS 17, i.e. expense when incurred; and
•	Elect, by class of underlying asset, whether to separate non-lease components from lease components.

(1)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Impact of Adoption of IFRS 16

The following table summarizes the transition adjustment required to adopt IFRS 16 as at July 1, 2019:

	Carrying amount under IAS 17 as at June 30, 2019	Transitional adjustments	Carrying amount under IFRS 16 as at July 1, 2019
Property and equipment	19,352	26,534	45,886
Long-term amounts receivable	14,318	2,146	16,464
Accounts payable and accrued liabilities	(103,487)	560	(102,927)
Current portion of lease liabilities	(3,115)	(7,516)	(10,631)
Other long-term liabilities	(8,269)	4,927	(3,342)
Long-term lease liabilities	(3,072)	(26,651)	(29,723)

The Company has lease contracts consisting of premises and equipment. Prior to the adoption of IFRS 16, the Company classified certain leases where the Company was the lessee at the inception date as an operating lease under IAS 17. For these operating leases, the payments were recognized either through direct production costs and expense of film and television produced or selling, general and administrative expense in the statement of income on a straight-line basis over the lease term, and no corresponding asset or liability was recognized.

Upon adoption of IFRS 16, the Company recognized for the first time right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for certain low-value and short-term leases.

The right-of-use assets for leases recognized as at July 1, 2019, the date of adoption, were recognized at an amount equal to the initial value of the lease liability, reduced by any deferred lease inducements which were previously classified in accounts payable and accrued liabilities and other long-term liabilities. The initial value of the lease liability was calculated based on the present value of the remaining lease payments at that date, discounted at the Company's incremental borrowing rate at July 1, 2019, which ranged from 3.89% to 5.39%. Property taxes, common area maintenance charges, and other operating expenses were considered non-lease components and excluded from the initial value of the lease liability.

For leases that were previously classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and lease obligation as at July 1, 2019 were set equal to the carrying amount of the property and equipment and lease obligations under IAS 17 immediately before the adoption.

For premise leases where the Company is a lessor and substantially all the risks and rewards incidental to the ownership of the underlying asset were transferred, these leases were classified as finance leases and the Company recognized a receivable equal to its net investment in the lease, discounted at the Company's incremental borrowing rate at July 1, 2019.

(2)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The following table presents a reconciliation of operating lease commitments as previously disclosed in the Company's annual consolidated financial statements for June 30, 2019, to lease liabilities as at July 1, 2019:

$
Operating lease commitment as previously disclosed under IAS 17	40,473
Less: effects of discounting	(6,306)
Lease liabilities recognized on transition	34,167
Add: Lease liabilities previously recorded under IAS 17	6,187
Lease liability balance on transition at July 1, 2019	40,354

Accounting policies under IFRS 16

The following describes the Company's accounting policy upon the adoption of IFRS 16 when it acts as a lessee, applied from the date of initial application:

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized at the inception of the lease, initial direct costs incurred, and lease payments made at or before the lease commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased for accretion expense and reduced for lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification to the lease or a change in the assessment to purchase the underlying asset.

Significant judgment in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, considering all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company re-assesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

(3)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Lessor accounting

Where the Company enters into a lease agreement and a significant portion of risks and rewards of ownership incremental to the underlying asset is retained by the Company as lessor, such leases are classified as operating leases. Payments received under operating leases (net of any incentives received from the lessor) are recorded as income when received or receivable.

Where the Company transfers a significant portion of risks and rewards of ownership incremental to the underlying asset to the lessee, such leases are classified as finance leases. The Company recognizes a receivable at an amount equal to its net investment in the lease.

Impact on the statements of income

The net effect of adopting IFRS 16 on the consolidated statements of income for Q1 2020 was a decrease of direct production costs and expense of film and television produced by $0.7 million and a decrease of selling, general and administrative expense by $1.1 million. The increase in amortization and financing costs did not result in a significant net impact on net income. IFRS 16 did not impact the Company's cash flows.

Right-of-use assets and lease liability continuity

The following presents a reconciliation of right-of-use assets and lease liability balances during the period:

	Right-of-use assets			Lease Obligations
	Premise Leases	Operating equipment	Total	Total
Opening, July 1, 2019	—	7,273	7,273	6,187
IFRS 16 Transition:
Additions	30,714	1,307	32,021	34,167
Reclass existing deferred lease inducements	(5,487)	—	(5,487)	—
Right-of-use assets and lease obligations recognized under IFRS 16 as at July 1, 2019	25,227	8,580	33,807	40,354

Additions	643	—	643	643
Depreciation	(1,682)	(872)	(2,554)	—
Exchange differences	183	—	183	—
Accretion expense	—	—	—	555
Payments	—	—	—	(3,443)
Ending, September 30, 2019	24,371	7,708	32,079	38,109

ii)	IFRIC 23, Uncertainty over Income Tax Treatment ("IFRIC 23")

Effective July 1, 2019, the Company adopted IFRIC 23, which clarified how the requirements of IAS 12, Income Taxes should be applied when there is uncertainty over income tax treatments. The Company elected to adopt this new Interpretation retrospectively with the cumulative effect of initially applying this Interpretation recognized at the date of initial application, which is July 1, 2019. The adoption of this Interpretation did not require an adjustment on transition and did not result in a material impact on the Company's consolidated financial statements.

(4)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Amounts receivable

	September 30, 2019	June 30, 2019
	$	$
Trade receivables	184,834	182,701
Less: Loss allowance on trade receivables	(8,931)	(9,354)
	175,903	173,347
		—
Goods and services tax recoverable, net	1,032	1,019
Federal and provincial film tax credits and other government assistance	86,714	91,344
Short-term amounts receivable	263,649	265,710
Long-term amounts receivable	19,510	14,318
Total amounts receivable	283,159	280,028

The aging of trade receivables not impaired is as follows:

	September 30, 2019	June 30, 2019
	$	$
Less than 60 days	150,613	149,837
Between 60 and 90 days	7,144	7,016
Over 90 days	18,146	16,494
	175,903	173,347

A continuity of loss allowance on trade receivables as follows:

	September 30, 2019	June 30, 2019
	$	$
Opening balance	9,354	9,742
Impact of adoption of IFRS 9	—	1,049
Opening balance, restated for IFRS 9	9,354	10,791
Loss allowance on trade receivables	20	2,788
Receivables written off in the year	(596)	(3,428)
Recoveries of receivables previously provided for	—	(586)
Foreign exchange	153	(211)
Ending balance	8,931	9,354

(5)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Investment in film and television programs

	September 30, 2019	September 30, 2018
	$	$
Development costs	1,688	1,559
Productions in progress
Cost, net of government and third party assistance	7,329	11,890
Productions completed and released
Cost, net of government and third party assistance	577,970	564,065
Accumulated expense	(427,044)	(417,206)
Accumulated write-down of investment in film and television programs	(37,295)	(37,295)
	113,631	109,564
Program and film rights - broadcasting
Cost	152,587	148,288
Accumulated expense	(120,775)	(117,121)
Accumulated write-down of program and film rights	(5,619)	(5,619)
	26,193	25,548
	148,841	148,561

All program and film rights - broadcasting relate to DHX Television.

The continuity of investment in film and television programs is as follows:

	September 30, 2019	June 30, 2019
	$	$
Net opening investment in film and television programs	148,561	186,008
Increase/(decrease) in development costs	129	(553)
Cost of productions (completed and released and productions in progress), net of assistance	11,108	32,840
Expense of investment in film and television programs	(9,838)	(40,165)
Write-down of investment in film and television programs	—	(21,385)
Increase of program and film rights - broadcasting	4,299	13,523
Expense of program and film rights - broadcasting	(3,654)	(14,919)
Write-down of program and film rights - broadcasting	—	(2,832)
Foreign exchange	(1,764)	(3,956)
	148,841	148,561

During the three-month period ended September 30, 2019, interest of $36 (2019 - $265) was capitalized to investment in film and television programs.

(6)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Acquired and library content

	September 30, 2019	June 30, 2019
	$	$
Net opening acquired and library content	118,247	147,088
Write-down of acquired and library content	—	(12,928)
Amortization	(2,975)	(14,431)
Foreign exchange	525	(1,482)
	115,797	118,247

7	Credit facilities

	September 30, 2019	June 30, 2019
	$	$
Interim production financing	84,289	92,448
Term Facility, net of unamortized issue costs of $10,993 (June 30, 2019 - $11,856)	405,203	407,031
Senior Unsecured Convertible Debentures, net of unamortized issue costs of $4,470 (June 30, 2019 - $4,695) and embedded derivatives at fair value of $5,955 (June 30, 2019 - $4,755)	122,925	120,850
Total	612,417	620,329

Amount due within 12 months	84,289	100,340
Amount due beyond 12 months	528,128	519,989

a)	Bank indebtedness ("Revolving Facility")

The Company's Revolving Facility has a maximum available balance of US$30,000 (CAD$39,729) and will mature on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%.

As at September 30, 2019, $nil (June 30, 2019 - $nil) was drawn on the Revolving Facility.

(7)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

b)	Interim production financing

	September 30, 2019 $	June 30, 2019 $
Interim production credit facilities	84,289	92,448

The Company has interim production credit facilities with various institutions, bearing interest at bank prime plus 0.5% - 1.0%, LIBOR plus 3.25%, or base rate of 5.75% plus 0.5%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $99,194 at September 30, 2019 (June 30, 2019 - $109,573) have been pledged as security. During the period ended September 30, 2019, the $CAD bank prime rate averaged 3.95% (June 30, 2019 - 3.95%).

c)	Term facility

As at September 30, 2019, the Company's Term Facility had a principal balance of US$314,290, or CAD$416,214 (June 30, 2019 - US$320,022, or CAD$418,887), bearing interest at floating rates of either $US base rate + 2.75% or $US LIBOR + 3.75% and will mature on December 29, 2023.

During the first quarter of fiscal 2020, the Company repaid US$5,731 (CAD$7,590) against its Term Facility using cash flows from operation. As a result of this repayment, the Company recorded a write-down of its unamortized cost of $200.

The Term Facility also requires repayments equal to 50% of Excess Cash Flow (the "Excess Cash Flow Payments") (as defined in the Senior Secured Credit Agreement), commencing for the fiscal year-ended June 30, 2018, while the First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023. The Excess Cash Flow Payments calculation is an annual requirement performed at the end of each fiscal year.

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, as defined in the Senior Secured Credit Agreement:

Period	Ratio target
Each fiscal quarter commencing September 30, 2018	< 6.75x
Each fiscal quarter commencing September 30, 2019	< 6.50x
Each fiscal quarter commencing September 30, 2020	< 5.75x
Each fiscal quarter commencing September 30, 2021 to maturity at December 29, 2023	< 5.50x

As at September 30, 2019, the Company was in compliance with all its debt covenants with a Total Net Leverage Ratio of 5.66x. See note 18 on subsequent amendment to debt covenants.

(8)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

d)	Senior unsecured convertible debentures

As at September 30, 2019, the Senior Unsecured Convertible Debentures had a principal balance of $140,000 (June 30, 2019 - $140,000), bearing interest at an annual rate of 5.875% and paid semi-annually on March 31 and September 30 of each year. The Senior Unsecured Convertible Debentures are convertible into Common Voting Shares or Variable Voting Shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Senior Unsecured Convertible Debentures mature September 30, 2024.

The Senior Unsecured Convertible Debentures have a cash conversion option whereby the Company can elect to make a cash payment in lieu of issuing Common Voting Shares or Variable Voting Shares upon exercise of the conversion option feature by the holder of the Senior Unsecured Convertible Debentures. As a result, the Senior Unsecured Convertible Debentures were deemed to have no equity component at initial recognition and the estimated fair value of the embedded derivatives is recorded as a financial liability and included with the debt component on the Company's unaudited interim condensed consolidated balance sheet. Changes in the estimated fair value of the embedded derivatives are recorded through the Company's consolidated statement of income (loss). As at September 30, 2019, the estimated fair value of the embedded derivatives was $5,955.

(9)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Income taxes

Significant components of the Company’s net deferred income tax liability as at September 30, 2019 and June 30, 2019 are as follows:

	September 30, 2019 $	June 30, 2019 $
Broadcast licenses	(17,967)	(17,967)
Tangible benefit obligation	1,646	1,644
Deferred revenue	372	372
Foreign tax credits	4,238	4,238
Property and equipment	1,150	1,501
Share issuance costs and deferred financing fees	(1,067)	(759)
Investment in film and television programs and acquired and library content	(15,937)	(16,146)
Intangible assets	2,264	2,094
Non-capital losses and other	8,914	8,617
Net deferred income tax liability	(16,387)	(16,406)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totaled $78,531 at September 30, 2019 (June 30, 2019 - $81,879).

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	September 30, 2019 $	September 30, 2018 $
Income tax expense (recovery) based on combined federal and provincial tax rates of 31% (September 30, 2018 - 31%)	(2,242)	211
Income taxes increased (reduced) by:
Share-based compensation	14	116
Non-taxable or non-deductible portion of capital gain/(loss)	926	(2,009)
Tax rate differential	1,953	942
Non-controlling interest	(2,415)	(1,763)
Non-capital losses not recognized	1,581	—
Other	257	(153)
Expense (recovery) of income taxes	74	(2,656)

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

(10)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9	Share capital and contributed surplus

Common shares

The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at September 30, 2019, the Company had 30,215,103 Common Voting Shares and 104,781,638 Variable Voting Shares issued and outstanding. See note 18 for a description of subscription rights issued subsequent to the quarter end.

Options

During the three-month period ended September 30, 2019, the Company recognized a share-based compensation expense of $935 for the vesting of options (2019 - $459) in share based compensation, with a corresponding adjustment to contributed surplus. There were no options granted in the current quarter.

Subsequent to the current quarter-end, 1,988,750 stock options were forfeited.

Performance share unit ("PSU") plan

During the three-month period ended September 30, 2019, the Company recognized a share-based compensation recovery of $74 for the vesting of PSUs (September 30, 2019 - recovery $85), with a corresponding adjustment to contributed surplus. 55,852 PSUs were exercised and settled in the quarter.

During the three-month period ended September 30, 2019, the board of directors of the Company approved a grant of 1,500,000 PSUs to its Chief Executive Officer ("CEO"), subject to shareholder approval of the applicable equity compensation plan of the Company. These PSUs vest on the basis of 1/3 of the award upon the 60-day volume weighted average share price traded on the TSX ("60-day VWAP") exceeding $7, 1/3 upon the 60-day VWAP exceeding $9, and 1/3 upon the 60-day VWAP exceeding $11. The intent of the Company is to settle the PSUs in shares.

Restricted share unit ("RSU") plan

During the three-month period ended September 30, 2019, the board of directors of the Company approved a grant of 1,500,000 RSUs to its CEO, subject to shareholder approval of the applicable equity compensation plan of the Company. The RSUs vest in equal instalments on the anniversary of the appointment of the CEO over a period of three years. The intent of the Company is to settle the RSUs in shares.

Deferred share unit ("DSU") plan

During the three-month period ended September 30, 2019, the Company recognized in share-based compensation expense of $3 (2019 - $nil). DSUs are classified as a cash-settled share-based awards and included in other long-term liabilities on the unaudited interim condensed consolidated balance sheet. During the current quarter, the Company granted 15,482 DSUs.

Share-based compensation expense

During the three-month periods ended September 30, 2019 and 2018, share-based compensation expense was comprised of equity-settled and cash-settled share-based compensation expense as follows:

	September 30, 2019	September 30, 2018
	$	$
Equity-settled expense	869	374
Cash-settled expense	116	—
Total share-based compensation expense	985	374

(11)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10	Finance costs, net

Net finance costs comprised of the following:

	September 30, 2019	September 30, 2018
	$	$
Finance costs
Interest income	(290)	(502)
Interest expense on bank indebtedness	—	200
Accretion of tangible benefit obligation	57	104
Interest on long-term debt	9,026	10,208
Interest on completed and released productions	639	262
Amortization of deferred financing fees	888	938
Write-down of term facility unamortized issue costs	200	7,320
Accretion on Senior Unsecured Convertible Debentures	650	567
Accretion on finance leases	555	176
	11,725	19,273

Interest income is comprised of accretion on long-term amounts receivable and cash interest earned on bank deposits.

(12)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	September 30, 2019	September 30, 2018
	$	$
Direct production and new media costs	49,397	54,359
Expense of film and television programs	9,838	3,104
Expense of film and broadcast rights for broadcasting	3,654	3,821
Reorganization, development and other, excluding employee benefits	2,367	1,888
Amortization of acquired and library content	2,975	3,574
Office and administrative	3,231	4,619
Finance costs, net	11,725	19,273
Change in fair value of embedded derivative	1,200	(4,800)
Foreign exchange loss (gain)	5,257	(2,434)
Investor relations and marketing	1,117	575
Professional and regulatory	2,107	1,814
Amortization of property and equipment and intangible assets	5,667	5,385
	98,535	91,178

The following sets out the components of employee benefits expense:
Salaries and employee benefits	14,550	11,805
Share-based compensation (note 9)	985	374
Termination and other benefits	5,417	—
	20,952	12,179
	119,487	103,357

(13)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Financial instruments

Financial instruments recorded at fair value on the unaudited interim condensed consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	Valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -	Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Changes in assumptions and estimates could significantly affect fair values.

Financial assets and liabilities measured at fair value

	As at
	September 30, 2019		June 30, 2019
	Fair value hierarchy	Fair value(1) $	Fair value hierarchy	Fair value(1) $
Embedded Derivatives(2)	Level 2	(5,955)	Level 2	(4,755)

(1) The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model.
(2) The fair value of embedded derivatives are estimated using valuation models.

Financial assets and liabilities not measured at fair value

The carrying amount of all financial instruments presented in the unaudited interim condensed consolidated financial statements approximate their fair values, except for the Senior Unsecured Convertible Debentures as follows:

	As at
	September 30, 2019			June 30, 2019
	Fair value hierarchy	Fair value liability $	Carrying value $	Fair value hierarchy	Fair value liability $	Carrying value $
Senior Unsecured Convertible Debentures(1)	Level 1	102,400	116,970	Level 1	103,600	116,096

(1) The fair value of the convertible debentures is based on market quotes as these are actively traded on the open exchange.

(14)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Earnings or loss per common share

a)	Basic

Basic earnings or loss per share is calculated by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period.

	September 30, 2019 $	September 30, 2018 $
Net loss attributable to shareholders of the Company	(16,014)	(2,350)
Weighted average number of common shares outstanding (in 000's)	134,992	134,463

Basic loss per share	(0.12)	(0.02)

b)	Diluted

Diluted earnings or loss per share reflect the potential dilutive effect that could occur if additional common shares were assumed to be issued under securities or instruments that may entitle their holders to obtain common shares in the future. Dilution could occur through the exercise of stock options, the exercise of PSUs, or the exercise of the conversion option of the convertible debentures. The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.

For three-month periods ended September 30, 2019 and 2018, the diluted weighted average number of common shares outstanding is the same as the basic weighted average number of common shares outstanding, as the Company had a net loss for the period and the exercise of any potentially dilutive instruments would be anti-dilutive.

	September 30, 2019 $	September 30, 2018 $
Net loss attributable to shareholders of the Company	(16,014)	(2,350)

Weighted average number of common shares (in 000's)	134,992	134,463
Dilutive effect of share-based compensation (in 000's)	—	—
Weighted average number of diluted shares outstanding	134,992	134,463

Diluted loss per share	(0.12)	(0.02)

(15)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

14	Related party transaction

During the three-month periods ended September 30, 2019 and 2018, there were no related party transactions.

Subsequent to quarter-end, the Company entered into a standby purchase agreement with Fine Capital Partners, L.P. ("Fine Capital"), as investment manager, whereby Fine Capital has agreed to acquire any common or variable voting shares (together, the "Voting Shares") that are not taken up by holders of Rights (see note 18 for details), and will be paid a cash fee equal to $1.5 million upon completion. A member of the Board of Directors of DHX Media is also the Chief Investment Officer at Fine Capital.

15	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and broadcast operations. The balance of the Company’s cash is being used to maximize ongoing development and reduce leverage.

The Company’s capital at September 30, 2019 and June 30, 2019 is summarized in the table below:

	September 30, 2019 $	June 30, 2019 $
Total bank indebtedness, long-term debt and obligations under capital leases, excluding interim production financing	566,237	534,068
Less: Cash	(39,647)	(39,999)
Net debt	526,590	494,069
Total Shareholders’ Equity	490,817	499,978
	1,017,407	994,047

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flows. These budgets are regularly reviewed by the Board of Directors.

(16)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16	Statement of cash flows - supplementary information

Net change in non-cash balances related to operations

	September 30,	September 30,
	2019 $	2018 $
Decrease (increase) in amounts receivable	2,061	3,965
Decrease (increase) in prepaid expenses and other	(1,313)	967
Decrease (increase) in long-term amounts receivable	(3,046)	896
Increase (decrease) in accounts payable and accrued liabilities	13,122	(10,198)
Increase (decrease) in deferred revenue	(994)	(12,090)
Tangible benefit obligation payments	(57)	(311)
	9,773	(16,771)

During the quarter, the Company paid and received the following:

	September 30,	September 30,
	2019 $	2018 $
Interest paid	9,901	13,343
Interest received	102	43
Taxes paid	—	1,325

Net change in film and television programs

	September 30,	September 30,
	2019 $	2018 $
Decrease (increase) in development	(129)	(28)
Decrease (increase) in productions in progress	4,561	(5,899)
Decrease (increase) in productions completed and released	(15,669)	(2,151)
Expense of film and television programs	9,838	3,104
Decrease (increase) in program and film rights - broadcasting	(4,299)	(1,900)
Expense of film and broadcast rights for broadcasting	3,654	3,821
	(2,044)	(3,053)

(17)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Reconciliation between the opening and closing balances on the consolidated balance sheet arising from financing activities

		Senior
		unsecured
	Term	convertible	Lease
	facility $	debentures $	liabilities $	Total $
Balance - June 30, 2019	407,031	120,850	6,187	534,068
Repayments	(7,591)	—	(2,888)	(10,479)
Total financing cash flow activities	(7,591)	—	(2,888)	(10,479)
Recognition of lease liabilities under IFRS 16	—	—	34,167	34,167
Amortization of deferred financing costs	663	225	—	888
Write-down of term facility unamortized issue costs	200	—	—	200
New finance leases	—	—	643	643
Change in fair value of embedded derivatives	—	1,200	—	1,200
Interest paid on lease liabilities	—	—	(555)	(555)
Accretion expense	—	650	555	1,205
Unrealized foreign exchange gain	4,900	—	—	4,900
Total financing non-cash activities	5,763	2,075	34,810	42,648
Balance - September 30, 2019	405,203	122,925	38,109	566,237

		Senior
		unsecured
	Term	convertible	Lease
	facility $	debentures $	liabilities $	Total $
Balance - June 30, 2018	623,066	124,747	8,757	756,570
Repayments	(212,437)	—	(1,238)	(213,675)
Total financing cash flow activities	(212,437)	—	(1,238)	(213,675)

Amortization of deferred financing costs	713	225	—	938
Write-down of term facility unamortized issue costs	7,320	—	—	7,320
New finance leases	—	—	125	125
Change in fair value of embedded derivatives	—	(4,800)	—	(4,800)
Interest paid on lease liabilities	—	—	(176)	(176)
Accretion expense	—	566	176	742
Unrealized foreign exchange gain	(7,333)	—	—	(7,333)
Total financing non-cash activities	700	(4,009)	125	(3,184)
Balance - September 30, 2018	411,329	120,738	7,644	539,711

(18)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In evaluating performance, the Chief Operating Decision Maker ("CODM") does not distinguish or group its production, distribution and merchandising operations ("Content Business") on a geographic basis. The Company has determined that it has three reportable segments being the Content Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Three month ended September 30, 2019
	CPLG $	DHX Television $	Content $	Consolidated $
Revenues	2,903	12,080	97,274	112,257
Direct production costs and expense of film and television produced, and selling, general and administrative	3,402	6,860	68,713	78,975
Segment profit (loss)	(499)	5,220	28,561	33,282

Selling, general and administrative				5,904
Amortization of property and equipment and intangible assets				5,667
Amortization of acquired and library content				2,975
Finance costs, net				11,725
Foreign exchange loss				5,257
Change in fair value of embedded derivative				1,200
Reorganization, development and other				7,784
Loss before income taxes				(7,230)

	Three month ended September 30, 2018
	CPLG $	DHX Television $	Content $	Consolidated $
Revenues	2,578	13,277	88,183	104,038
Direct production costs and expense of film and television produced, and selling, general and administrative	3,210	7,135	66,958	77,303
Segment profit (loss)	(632)	6,142	21,225	26,735

Corporate selling, general and administrative				3,168
Amortization of property and equipment and intangible assets				5,385
Amortization of acquired and library content				3,574
Finance costs, net				19,273
Foreign exchange gain				(2,434)
Change in fair value of embedded derivative				(4,800)
Reorganization, development and other				1,888
Income before income taxes				681

(19)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2019

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The following table presents further components of revenue derived from the following areas:

	September 30, 2019 $	September 30, 2018 $
Content
Production revenue	7,550	508
Distribution revenue	37,712	24,973
Merchandising and licensing and other revenue	40,076	40,687
Producer and service fee revenue	11,936	22,015
	97,274	88,183

DHX Television
Subscriber revenue	10,818	12,333
Promotion and advertising revenue	1,262	944
	12,080	13,277

CPLG
Third party brand representation revenue	2,903	2,578
	112,257	104,038

18	Subsequent events

On October 9, 2019, the Company announced an offering of rights (the "Rights Offering") to eligible holders of its Voting Shares. Pursuant to the Rights Offering, each holder of Voting Shares would receive one right (a "Right") for each Voting Share held, and every 3.757635354 Rights will entitle the holder to subscribe for one whole Voting Share of the Company at a price of $1.67 per Voting Share. The Company concurrently entered into a standby purchase agreement with Fine Capital whereby Fine Capital would acquire any Voting Shares that are not taken up by holders of Rights, so that a total of 35,928,144 Voting Shares will be issued under the Rights Offering for gross proceeds of $60.0 million.

Also post quarter-end, the term loan lenders consented to amend the net leverage ratio covenant under its senior secured credit agreement to 6.75x with no step downs. As part of the amendment, the interest rate on the term loan would increase from USD LIBOR + 3.75% to USD LIBOR + 4.25%. The amendment is subject to a $50.0 million payment on the term loan and other customary closing conditions.

(20)